UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 Per Share (“Ordinary Shares”)

(Title of Class of Securities)

47759T100(1)

(CUSIP Number)

Xiande Li
1 Yingbin Road, Shangrao
Economic Development Zone
Jiangxi Province, 334100
People’s Republic of China
Telephone: (86-793) 846-9699
With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o 37th Floor, Hysan Place
500 Hennessy Road
Causeway Bay, Hong Kong
Telephone: +852 2532 3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), which are quoted on New York Stock Exchange under the symbol “JKS.” Each ADS represents four Ordinary Shares.

CUSIP No: 47759T100

1.	Names of reporting persons Xiande Li
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF; OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 41,551,276[1]
		8.	Shared voting power 0
		9.	Sole dispositive power 41,551,276[1]
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 41,551,276
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.5%[2]
14.	Type of reporting person (see instructions) IN

1.	These securities include (i) 37,104,126 Ordinary Shares (including certain Ordinary Shares in the form of ADSs and restricted ADSs) directly held by Brilliant Win Holdings Limited (“Brilliant Win”). Brilliant Win is wholly owned by Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li. Xiande Li is the sole director of Brilliant Win and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win. Therefore, Xiande Li is the beneficial owner of all the Ordinary Shares held by Brilliant Win; (ii) 2,092,136 Ordinary Shares in the form of ADSs purchased by Gorgeous Win Capital Limited (“Gorgeous Win”), a British Virgin Islands company, in the open market between June 18, 2024 and June 25, 2024. Xiande Li holds 51% equity interest in Gorgeous Win and is also a director of Gorgeous Win. By virtue of the arrangements with respect to Gorgeous Win, Xiande Li has sole voting power and disposition power with respect to the Ordinary Shares held by Gorgeous Win. Therefore, Xiande Li is the beneficial owner of all Ordinary Shares held by Gorgeous Win; and (iii) an aggregate of 2,355,014 Ordinary Shares in the form of ADSs upon the vesting of 2,355,014 restricted shares of the Issuer between April 1, 2024 and July 1, 2024, which were granted to Brilliant Win under the 2014 Equity Incentive Plan, 2021 Equity Incentive Plan, 2022 Equity Incentive Plan and 2023 Equity Incentive Plan (as defined below).

2.	Based on 212,618,115 Ordinary Shares outstanding as of March 31, 2024.

CUSIP No: 47759T100

1.	Names of reporting persons Brilliant Win Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 39,459,140[1]
		8.	Shared voting power 0
		9.	Sole dispositive power 39,459,140[1]
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 39,459,140
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.6%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities include (i) 37,104,126 Ordinary Shares (including certain Ordinary Shares in the form of ADSs and restricted ADSs) directly held by Brilliant Win; and (ii) an aggregate of 2,355,014 Ordinary Shares in the form of ADSs upon the vesting of 2,355,014 restricted shares of the Issuer between April 1, 2024 and July 1, 2024, which were granted to Brilliant Win under the 2014 Equity Incentive Plan, 2021 Equity Incentive Plan, 2022 Equity Incentive Plan and 2023 Equity Incentive Plan (as defined below).

2.	Based upon 212,618,115 Ordinary Shares outstanding as of March 31, 2024.

This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2019 (the “Original Schedule 13D”), as amended by Amendment No.1 to Schedule 13D on February 18, 2020, Amendment No.2 to Schedule 13D on December 29, 2020, Amendment No.3 to Schedule 13D on July 22, 2022, Amendment No.4 to Schedule 13D on October 12, 2022, Amendment No. 5 to Schedule 13D on December 9, 2022 and Amendment No. 6 to Schedule 13D on January 5, 2024 (together with the Original Schedule 13D, the “Schedule 13D”), relating to the ordinary shares, par value US$0.00002 per share (“Ordinary Shares”), of JinkoSolar Holding Co., Ltd. (the “Issuer”) filed jointly by Xiande Li and Brilliant Win (collectively, the “Reporting Persons”) and Tanka International Limited. Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

No modification.

ITEM 2.	IDENTITY AND BACKGROUND

No modification.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

Between June 18, 2024 and June 25, 2024, Gorgeous Win purchased an aggregate of 2,092,136 Ordinary Shares in the form of ADSs through a series of open market purchases.

Between April 1, 2024 and July 1, 2024, Brilliant Win received an aggregate of 2,355,014 Ordinary Shares in connection with the vesting of 2,355,014 restricted shares of the Issuer that were granted under the 2014 Equity Incentive Plan, 2021 Equity Incentive Plan, 2022 Equity Incentive Plan and 2023 Equity Incentive Plan (as defined below).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Report is hereby amended and supplemented to incorporate by reference the disclosure made under Item 3 and Item 6.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)            Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 212,618,115 Ordinary Shares outstanding as of March 31, 2024. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b)            The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

			Sole Power			Shared Power
		Percentage	to	Shared Power	Sole Power to	to
	Number of Shares	of	Vote/Direct	to Vote/Direct	Dispose/Direct	Dispose/Direct
Reporting Person	Beneficially Owned	Securities	Vote	Vote	Disposition	Disposition
Xiande Li	41,551,276	19.5%	41,551,276	0	41,551,276	0
Brilliant Win	39,459,140	18.6%	39,459,140	0	39,459,140	0

(c)            Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d)            Not applicable.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

2014 Equity Incentive Plan

The Issuer adopted the 2014 Equity Incentive Plan in August 2014 (the “2014 Equity Incentive Plan”). The 2014 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to the Issuer’s directors, key employees or consultants up to 12,796,745 of the Ordinary Shares. The purpose of the 2014 Equity Incentive Plan is to aid the Issuer in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the Issuer by providing incentives through the granting of awards. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or consultants will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2014 Equity Incentive Plan is filed as Exhibit 1 hereto.

2021 Equity Incentive Plan

The Issuer adopted the 2021 Equity Incentive Plan in March 2021 (the “2021 Equity Incentive Plan”). The 2021 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to the Issuer’s directors, key employees or consultants up to 2,600,000 of the Ordinary Shares. The purpose of the 2021 Equity Incentive Plan is to aid the Issuer in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the Issuer by providing incentives through the granting of awards. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or consultants will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2021 Equity Incentive Plan is filed as Exhibit 2 hereto.

2022 Equity Incentive Plan

The Issuer adopted the 2022 Equity Incentive Plan in March 2022 (the “2022 Equity Incentive Plan”). The 2022 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to the Issuer’s directors, key employees or consultants up to 12,000,000 of the Ordinary Shares. The purpose of the 2022 Equity Incentive Plan is to aid the Issuer in recruiting and retaining directors, consultants or key employees of outstanding ability and to motivate such directors, consultants or key employees to exert their best efforts on behalf of the Issuer by providing incentives through the granting of Awards in recognition of their past and future services. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or consultants will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2022 Equity Incentive Plan is filed as Exhibit 3 hereto.

2023 Equity Incentive Plan

The Issuer adopted the 2023 Equity Incentive Plan in January 2023 (the “2023 Equity Incentive Plan”). The 2023 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to the Issuer’s directors, key employees or consultants up to 20,800,000 of the Ordinary Shares. The purpose of the 2023 Equity Incentive Plan is to aid the Issuer in recruiting and retaining directors, consultants or key employees of outstanding ability and to motivate such directors, consultants or key employees to exert their best efforts on behalf of the Issuer by providing incentives through the granting of Awards in recognition of their past and future services. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or consultants will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2024 Equity Incentive Plan is filed as Exhibit 4 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the 13D is hereby amended and supplemented as follows:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Issuer’s Form S-8 (File No. 333-204082) filed with the SEC on May 12, 2015 and Exhibit 4.8 of Issuer’s annual report on Form 20-F (File No. 001-34615) field with the SEC on April 28, 2023)
2.	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Issuer’s Form S-8 (File No. 333-258999) filed with the SEC on August 23, 2021 and Exhibit 4.24 of Issuer’s annual report on Form 20-F (File No. 001-34615) field with the SEC on April 28, 2023)
3.	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Issuer’s Form S-8 (File No. 333-263307) filed with the SEC on March 4, 2022 and Exhibit 4.25 of Issuer’s annual report on Form 20-F (File No. 001-34615) field with the SEC on April 28, 2023)
4.	2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Issuer’s Form S-8 (File No. 333-272918) filed with the SEC on June 26, 2023 and Exhibit 4.26 of Issuer’s annual report on Form 20-F (File No. 001-34615) field with the SEC on April 28, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

Xiande Li

By:	/s/ Xiande Li
Name:	Xiande Li

BRILLIANT WIN HOLDINGS LIMITED

By:	/s/ Xiande Li
Name:	Xiande Li
Title:	Sole Director